EXHIBIT 3.1

ARTICLES OF AMENDMENT TO THE

ARTICLES OF INCORPORATION OF

GLOBAL ENTERTAINMENT HOLDINGS/EQUITIES, INC.

Pursuant to the Business Corporation Act of the State of Colorado, the undersigned Chief Executive Officer of Global Entertainment Holdings/Equities, Inc., a corporation organized and existing under and by virtue of the Business Corporation Act of the State of Colorado (the “Corporation”), does hereby certify:

FIRST:  Article Fourth is amended as follows:

A reverse stock split in the ratio of 1-for 3 is hereby affected, by the addition of the following provision to the end of Article IV thereof as heretofore amended:

"Reverse Stock Split": At the close of business on September 25, 2006 (the "Effective Date"), each share of the Corporation's Common Stock, $.001 value, issued and outstanding immediately prior to the Effective Date (the "Old Common Stock") shall automatically and without any action on the part of the holder thereof be reclassified as and changed, pursuant to a reverse stock split (the "Reverse Stock Split"), into a fraction thereof of 1/3rd of a share of the Corporation's outstanding Common Stock, $.001 value (the "New Common Stock"), subject to the treatment of fractional share interests as described below. Each holder of a certificate or certificates which immediately prior to the Effective Date represented outstanding share of Old Common Stock (the "Old Certificates," whether one or more) representing the number of whole shares of the New Common Stock into which and for which the shares of the Old Common Stock formerly represented by such Old certificates so surrendered are reclassified under the terms hereof.  From and after the Effective Date, Old Certificates shall represent only the right to receive New Certificates pursuant to the provisions hereof.  No certificates or scrip representing fractional share interests in New Common Stock will be issued, and no such fractional share interest will entitle the holder thereof to vote, or to any rights of a shareholder of the Corporation.  Any fraction of a share of New Common Stock to which the holder would otherwise be entitled will be adjusted upward to the nearest whole share.  From and after the Effective Date, the amount of capital represented by the shares of the New Common Stock into which and for which the shares of the Old Common Stock are reclassified under the terms hereof shall be the same as the amount of capital represented by the shares of Old Common Stock so reclassified, until thereafter reduced of increased in accordance with applicable law.

SECOND:   These Articles of Amendment have been approved and adopted by the Corporation’s Board of Directors by Written Consent of the Board dated June 10, 2006, pursuant to the Colorado Business Corporation Act and notice having been properly given to the shareholders in accordance with Sections 7-108-202, 7-107-105 and 7-110-103 of the Colorado Business Corporation Act, at a meeting of shareholders held on September 15, 2006, the number of votes cast for the amendment by the shareholders entitled to vote on the amendment was sufficient for approval by the shareholders.

IN WITNESS WHEREOF, the undersigned, being the Secretary of the Corporation, has executed these Articles of Amendment as of September 25, 2006.

Clinton Snyder, Secretary

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